On Course

Duratek 2002 Annual Report


03055766



Duratek

Fold flap out for 2002 financial and operational highlights.

Contents



"Our strategy of focusing on higher margin business, paying down debt, integrating our acquisitions, and streamlining operations has significantly improved our profitability."

Robert F. Shawver, Executive Vice President and Chief Financial Officer

Revenue by Segment



Commercial Processing & Disposal 31%
Commercial Services 22%
Federal Services 47%

Revenue by Market



Non-Utility 15%
Utility 30%
DOD 5%
DOE 50%

Revenue and Gross Profit Trends



(in $millions)
Revenue
Gross Profit
$400
$300
$200
$100
$0
$160.3
$176.4
$228.5
$279.2
$291.5
15.1%
19.8%
11.0%
14.9%
21.4%
$24.2
$34.7
$25.1
$41.7
$62.4
1998
1999
2000
2001
2002

We have a diversified, well-established revenue base.

Income from Operations and Net Income Trends



(in $millions)
Income from Operations
Net Income
$35
$25
$15
$5
-$5
-$15
$0.6
$19.7
($4.9)
$6.7
$28.8
($3.9)
$9.3
($10.6)
($4.6)
$12.5
1998
1999
2000
2001
2002

Emphasizing higher margin business to improve profits.

Cash Generation



(in $millions)
Capital Expenditures
D&A
Income from Operations
Operating Cash Flow *
$50
$25
$0
-$25
1998
1999
2000
2001
2002
*Prior to debt paydown

Our base business provides solid cash flows.

Debt



(in $millions)
Senior Debt
Sub Debt
Total
$120
$80
$40
$0
2000
2001
2002

Paying down debt positions the Company for future growth.

2002 Operational Highlights

- ✓ All groups exceeded 2002 business plan results.
- ✓ Generated over $34 million in operating cash flow.
- ✓ Converted accounting and payroll systems to a single system for each, improving internal reporting.
- ✓ Met all milestones on Federal Services contracts and added key wins on Hanford WTP, DUF_6, and SRS Salt Waste.
- ✓ Completed disposition of six large components from two commercial nuclear power plants.
- ✓ Returned commercial processing group to profitability and eliminated aged waste problem.
- ✓ Recovered Barnwell intangible asset amortization retroactively and prospectively.

Key Investment Attributes

- ✓ Duratek has proven ability to solve difficult technical and commercial issues.
- ✓ Markets are changing in ways that can benefit Duratek.
- ✓ Duratek has the people, technologies and assets to take advantage of these market trends.

You plot a course,
and a journey
begins.

At Duratek,
our commitment to
excellent performance
helps us successfully
navigate through changing
markets with evolving
customer needs.

to our shareholders



"The good news for 2003 and beyond is that, as a result of management's actions, all segments of Duratek are now operating exceptionally well.

Even better is the fact that trends in the nuclear industry favor our strengths."

Each year in Duratek's annual report, I have the opportunity to review the Company's activities and performance. For the past several years, I have described internal developments, acquisitions, and strategies we have undertaken to position the Company for future success and profitability.

I am proud and very happy to report in our 2002 annual report that the steps we have taken over the years—refining processes, hiring and training highly skilled personnel, making strategic acquisitions, developing technologies, and targeting markets in which we can be profitable—have come together in ways that put Duratek on a solid course for the future.

Those of you who remember last year's annual report know that, even then, most aspects of the Company's operations were strong. However, the significant problems we faced in our commercial processing group needed explaining. As a result of the actions we took—including organizational and management changes; improved cost accounting and tracking; cost reductions; and modified waste processing, storage, transportation, and burial methods—that group returned to profitability in the first quarter of 2002 and remained so for the rest of the year. The good news for 2003 and beyond is that, as a result of management's actions, all segments of Duratek are now operating exceptionally well. Even better is the fact that trends in the nuclear industry favor our strengths.

Radioactive waste comes from the cleanup of former nuclear weapons production and research sites; commercial, pharmaceutical, and research facilities; and the operation and decommissioning of nuclear power plants. We are dedicated to safely managing these radioactive materials, having successfully integrated a suite of on-site technologies and services, transportation logistics, off-site processing, and disposal.

No other company in the country has the comprehensive suite of capabilities we do. While various companies compete with us to provide one or another of our services, no one competes with us across the full spectrum of what we do. As you will read in this report, this full-service capability we have worked so hard to build has positioned us ideally to meet market needs for the safe, secure disposition of radioactive materials.

In our work for the federal government, the single most important trend is that the Department of Energy (DOE), which spends some $7 billion annually on cleanup of former nuclear weapons production sites, continues to increase the portion of that budget it spends on the kinds of things we do, in order to meet deadlines for site closure. As you will read in this report, we are involved in several exciting projects for the DOE.

Among our commercial non-utility customers, including research organizations, universities, and hospitals, there is continuing demand for radioactive materials transportation, processing, and disposal, as well as decommissioning. The trend toward consolidation in the pharmaceutical industry points to an ongoing need to decontaminate and decommission duplicate, outmoded, and closed facilities. For customers who experience radiological incidents, we have developed key mitigation and response programs, such as pre-incident training, high-tech instrumentation, mobile radioactive materials licenses, decontamination, and site restoration. These tools become even more important when you consider their special application in addressing national emergencies, such as acts of terrorism.

Large commercial utilities have always invested in a diverse energy mix. In response to a deregulated electricity market, nuclear power comprises an ever-increasing portion of that energy mix because of its unparalleled records of safety and reliability and its zero-emissions to the environment. In the past few years, large utilities have purchased additional nuclear power plants, and the utilities operate their fleets of nuclear power plants under unified control to achieve the economies of scale necessary to be competitive. This consolidation of the country's nuclear power plants provides opportunities for Duratek's growth as many of the kinds of services we provide at some plants have never been outsourced at others. We already serve dozens of nuclear power plants in the areas of solid and liquid waste processing, fuel pool service, transportation, and disposal. We could see increased opportunities by offering to these bigger utilities a packaged approach to provide all the services they need to run and service their plants from a single source, helping them operate more efficiently and cost-effectively.

Since 1991, Duratek has assembled a full set of capabilities and patented technologies that are on par with any in the world for the safe, secure disposition of radioactive materials. Today, our unique skill set, expertise, and record of safety and security set Duratek apart in our industry. We are moving ahead, on course to succeed, even as the industries we serve continue to evolve. Because what we do is vital to all aspects of the nuclear industry's success, we will help keep that industry on course as well.

Sincerely,



Robert E. Prince, President and CEO


Duratek
DURAMELTER 330

Our proprietary vitrification technology is just one of many patented processes covered by over 79 U.S. patents owned or licensed by Duratek. Pictured here, our low-active waste test melter is crucial to the design of full-scale melters we will build to stabilize tank waste at the Hanford Site.

Duratek has a long history working with the U.S. Department of Energy (DOE) in decontaminating and decommissioning former nuclear weapons production sites. As a direct result of our success, we are supplying the reference technology for what is the largest and most complex project to date at the DOE's Hanford Site in Washington. New spending by the DOE favors Duratek's experience and skill set. Our service to the U.S. Government in the safe, secure disposition of radioactive materials should only strengthen in the years ahead.





Fifty years of nuclear weapons production and research during the Cold War have left the U.S. Government with the largest environmental remediation program in our nation's history. Congress has made waste cleanup and environmental remediation of the 114 DOE sites involved with the research, development, production, and testing of nuclear power and weapons a top priority. Taken together, these sites encompass an area of over two million acres. At the beginning of FY 2002, the DOE had completed cleanup of 74 smaller, and less complex, sites. Remaining sites pose enormous challenges.

As priorities shift to completing environmental remediation at these sites, the DOE's $7 billion annual environmental management expenditures are being focused more on the specific types of services Duratek provides. We anticipate spending will shift considerably as closure deadlines approach for some of DOE's major sites. There are more contracts now coming out of the DOE for actual cleanup and materials disposition. This plays well to Duratek's capabilities.



700,000 metric tons of DUF_6 are currently stored and monitored at three DOE sites. UDS, a Duratek joint venture, will convert the DUF_6 to a safer, more stable form.

In the long term, opportunities at the four largest DOE sites—Savannah River, Idaho National Engineering and Environmental Laboratory, Hanford, and the Oak Ridge Reservation—provide significant growth potential for Duratek for many years to come.

By providing premiere services safely and cost-effectively, Duratek has developed a strong relationship with the DOE and the prime contractors who operate the DOE's major sites. Over the years, we have built an excellent record of safety and compliance while handling some of the government's most complex projects.

Duratek operates numerous treatment, storage, and disposal facilities on DOE sites across the country. In 2002, at Hanford alone, we managed over seven million pounds of solid and 70 million gallons of liquid radioactive and mixed wastes.

We are actively engaged in decommissioning and site restoration activities at Hanford, Rocky Flats, Los Alamos, and Oak Ridge. These projects involve the removal of millions of tons of radioactively contaminated soil and debris, mixed waste sludge, and hazardous/asbestos-containing building materials.

Duratek also has extensive experience operating disposal facilities for the DOE. Since June 1996, we have operated the Environmental Restoration Disposal Facility (ERDF) on the Hanford Site. It is one of the DOE's lowest cost disposal facilities. In total, we have disposed of about four million tons of low-level radioactive waste at ERDF. It serves as a model for the new Duratek-managed Environmental Management Waste Management Facility (EMWMF), which is located at the DOE's Oak Ridge Reservation in Tennessee. We began receiving waste shipments at EMWMF in May 2002. That facility is the cornerstone to site cleanup at Oak Ridge.

We also help the DOE safely disposition its inventory of by-product materials from nuclear research and weapons development stored at sites across the country. In August 2002, the Duratek joint venture, Uranium Disposition Services, LLC, (UDS) was awarded a contract to design, build, and operate two depleted uranium hexafluoride (DUF_6) conversion plants in Ohio and Kentucky. The total project value is $558 million. As a member of UDS, we will provide executive management of the joint venture, nuclear facility operations, and waste disposition.

Another success story in DOE's cleanup of the Columbia River Corridor at the Hanford Site is our involvement with the spent fuel movement at T Plant, the oldest nuclear facility in the world still performing active nuclear missions. It is an historic facility at Hanford, having separated and processed the first plutonium for the weapons program in 1945. Nearly shut down several times, it found useful service as a waste treatment and storage facility. Since 1978, nearly 16 metric tons of spent nuclear fuel have been stored there. In 2002, Duratek began drying and moving the fuel to a new storage facility on the Hanford Site, making way for the receipt of about 51 cubic meters of radioactive sludge from the Hanford K Basins. Moving this material out of the basins into T Plant, away from the Columbia River, provides much safer storage.





In September 2002, we moved the first shipment of spent nuclear fuel stored at T Plant since 1978. The fuel will be stored at modern dry storage facilities on Hanford's Central Plateau.

Our record of developing and applying sophisticated technologies that stabilize radioactive material is key to our government-related project expertise and reputation. In fact, our proprietary vitrification technology was the reason we won the initial phase work on the Hanford River Protection Project's Waste Treatment Plant (RPP-WTP) in 1996.

In 2002, we secured our continuing role in the design and construction of the Hanford RPP-WTP. At $4 billion total project value, this is DOE's largest and most complex environmental cleanup initiative. In the 2006 to 2010 timeframe, the massive Hanford RPP-WTP will go through the commissioning and startup phases, offering substantial future growth opportunities for Duratek. So far, our pilot vitrification melter, exceeding every performance objective, has produced over 6 million pounds of surrogate high-level waste glass in 44 months of continuous operation, demonstrating high reliability and throughput capabilities.

Over the years, Duratek has worked with the full range of the DOE's waste types: low-level radioactive, hazardous, mixed low-level, transuranic, and high-level waste. In addition, we have built a reputation with the DOE and its prime contractors for working safely, cutting costs, and accelerating work. Duratek expects to leverage its reputation, existing contracts, and excellent relationships to increase its market share with the DOE in the coming years.



As pharmaceutical firms consolidate, research reactors reach the end of their useful lives, and radiological wastes from medical uses mount, Duratek continues to capture its share in a market segment that is growing and in need of our comprehensive skill set.

There are about 25,000 radioactive materials licensees across the United States, including test and university reactors, radiopharmaceutical companies, fuel cycle companies, hospitals, and other commercial facilities. The market growth potential for these specialized generators and users of radioactive materials is strong. Furthermore, in response to calls for rapid emergency response to nuclear-related accidents and heightened national security, a market for radiological consequence management has emerged.





Many of these licensees require ongoing waste management, instrumentation, site characterization, waste packaging, and shipping. Duratek, a company that offers a complete set of capabilities related to radiological services, emergency support, materials disposition, and decommissioning is a valuable partner, indeed.

A significant driver for growth in the non-utility market comes from the medical community, where the diagnosis and treatment of cancer, arthritis, and heart disease increasingly depend upon the innovative uses of radioactive isotopes. As medical research and treatments continue to explore the application of radioactive isotopes in pharmaceutical, diagnostic, and treatment protocols, the need for handling the by-product materials generated by these life-saving activities will only mount. Duratek has a track record of safe and reliable performance dealing with the radiological material resultant of cancer treatments and other non-utility radioactive materials generated to help mankind.

We process materials from hospitals as well as from research conducted at the National Institutes of Health and other leading research institutions. Research facilities involved in the development of new radiopharmaceuticals and radiotracers look to Duratek to handle the significant quantities of difficult-to-manage radioactive wastes they produce. At our Bear Creek processing facility, we operate the nation's only commercially licensed incinerators for processing this material, including biological waste. Our Barnwell disposal facility, with its long-standing record of safety and compliance, plays a crucial supporting role in the final, secure disposition of these materials.







Duratek provides the full range of decommissioning services to clients with shutdown test, research, and training reactors.

Of particular interest to Duratek is the consolidation currently underway in the pharmaceutical industry, where corporate mergers have resulted in changes in facility needs and, in some cases, closures. Companies find themselves with redundant laboratories, research facilities, and irradiators. As such, they seek services to decontaminate, decommission, and terminate radiological licenses and facilities. Duratek provides services to guide the process from project inception to completion.

Our unique, full-service capability serves all aspects of our business, and its role in supporting non-utility commercial customers is extremely valuable. To date, Duratek has supported decommissioning efforts at over 10 research reactors in the areas of characterization, decommissioning planning, demolition support, and radwaste services. We also have expertise in specialized transportation logistics, strong project management skills, and close working relationships with federal and state regulators.

Duratek is also a leading response contractor for serious radioactive contamination accidents. In January 2002, we responded to an emergency at a major petroleum refinery where a radioactive source, used for


Duratek



Duratek's mobile radioanalytical laboratory supports rapid on-site sampling and improves work efficiency.

inspecting metal welds, had broken apart in a large, above-ground tank and dispersed contamination both in and around the tank. Within four hours of the initial call, we dispatched a team, notified state regulators en route that we would need to invoke our special radioactive materials license that allows us to operate at remote facilities, and traveled through the night to reach the site. Using the combined resources of site personnel and our own engineers, we formulated a plan, retrieved the fractured pieces of the radiation source, secured it in a shielded drum, and placed it in a newly constructed remote storage area. Quick action and exceptional skill on Duratek's part led to a safe ending to this story.

We've performed similar emergency response work for steel manufacturers. Due to our success on these projects, we have emergency response contracts in place with some of the major U.S. steel producing companies.

In an era of heightened security concerns raised by the possibility of accidents and acts of terrorism, our rapid emergency response capabilities not only limit the impact of accidents, but also address urgent national security concerns. Over $3.5 billion is targeted for first responders in President Bush's proposed 2003 Homeland Security budget. Duratek has portable radioactive materials licenses, trained and experienced emergency response personnel, training programs already used by major government agencies and industry, and the transportation logistics and materials disposition assets to ensure cleanup after an emergency. Duratek's unique combination of capabilities positions us to provide comprehensive training and service to support our nation's first responders.

As Duratek looks to the future in the non-utility market, we see opportunities arising from our unique skill set and excellent safety record.


CT WIRE

As utilities seek ways to operate competitively in today's evolving electricity market, growth opportunities emerge for Duratek in such areas as liquid waste treatment, fuel pool work, large component transportation, and disposal.

Trends in the electricity generation market point toward utilities consolidating the operation of their fleets of nuclear power plants. Duratek's unique, comprehensive capabilities in the safe, secure disposition of radioactive materials—including on-site services, transportation logistics, off-site processing, and disposal—position us to fully support these fleets of nuclear power plants, helping utilities operate more efficiently and cost-effectively.





Restructuring and competition in a deregulated electricity market created incentives for some utilities to divest generating capacity. Many nuclear plants have been bought by larger utilities, a consolidation that leads to improved economic performance. A utility company can save even more money by maintaining and servicing its fleet of nuclear power plants together, not individually. This matches Duratek's capabilities uniquely, because we possess the services, expertise, and systems to handle everything that these utilities need from a single source.

Few firms can offer Duratek's mix of expertise, experience, and capabilities; none can provide the economies of scale and turnkey solutions utilities need to facilitate large, multi-plant contracts. An example of how we are able to assemble services to solve problems is a recent shipment of six large radioactive components from our Memphis facility to a disposal facility in Utah. These nuclear power reactor components—five steam generators and one pressurizer—had been previously shipped via highway and barge



to our Memphis Logistics Facility from two domestic commercial nuclear power plants. At Memphis, we consolidated these two projects into a single transportation and disposal project. Our specialized transportation logistics services include overweight, over-dimensional shipments. To date, we've moved about 55 of these super-heavy components—including pressurizers, turbine rotors, reactor pressure vessel heads, reactor coolant pumps, and steam generators—in full compliance with federal, state, and local regulations. Of those components, 29 were steam generators, which represents roughly 80 percent of the total number of steam generators moved in the United States.

Our transportation experience dates back to 1977 when our wholly-owned subsidiary, Hittman Transport Services (HTS), began serving the nuclear industry. HTS has since logged in excess of 66 million miles, transporting over 300 shipments each month. During 2002, HTS transported 5,700 shipments. HTS enjoys both a solid business reputation in the industry and an excellent safety record.







Duratek engineered and fabricated railcar saddles, shielding, and tie-downs for this shipment of six large components in September 2002. The 14-car dedicated train traveled 1,850 miles in six days, and the components off-loaded at the disposal facility, without incident.

Our capabilities in on-site liquid waste treatment services for nuclear power plants are just as impressive. With more than 20 years of experience, we've installed and operated liquid waste processing systems





To date, we have processed over 850 million gallons of liquid waste at nuclear power plants. Shown clockwise from top left: the patented membrane-based THERMEX system, the RDS-1000 rapid dewatering system, and the ALPS demineralization system.



that reduce waste generated, reduce curies discharged, and improve water chemistry, leading to improvements in plant operations and costs. We work with most of the plants that currently outsource this service. As plant operators seek to drive down costs in the competitive electrical power market, Duratek anticipates additional outsourcing opportunities at nuclear power plants that still process their liquid waste internally.

Looking ahead in the commercial utilities market, Duratek will seek contracts and partners for whom our technological and operational expertise adds value in a rapidly changing industry. It is anticipated that America's use of electricity will increase 50 percent by 2020. The low production costs and clean air benefits associated with nuclear energy should position it as a market leader. Growing reliance on nuclear power brings increased opportunities for commercial in-plant services as utilities outsource these services to drive down costs. Continued use of nuclear power, coupled with the aging of power plants, will also result in increased service opportunities for Duratek, as plants upgrade their equipment for license extension. Of course, if plants decide to close their doors, we can help there, too. We've been involved in every nuclear power plant decommissioning since the early 1990s.

We will continue to refine our services to meet the needs of the country's fleet of nuclear power plants, seeking contracts with utilities that allow us to utilize our economies of scale to our customers' benefit. We will seek those opportunities that play to our strengths and offer our customers the unique problem-solving capabilities that come only with years of industry leadership and expertise.

Duratek's goal is to be the first choice for solving the industry's toughest problems when it comes to the safe, secure disposition of radioactive materials.



financial section

Selected Financial Data *(in thousands, except per share amounts)*

The selected financial data set forth below should be read together with the information included in Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's consolidated financial statements and related notes included in this Annual Report.

The Company's statements of operations for the years ended December 31, 2002, 2001 and 2000 and balance sheet data as of December 31, 2002 and 2001 set forth below are derived from audited consolidated financial statements included elsewhere in this Annual Report. The statements of operations data for the years ended December 31, 1999 and 1998 and balance sheet data as of December 31, 2000, 1999 and 1998 are derived from audited consolidated financial statements of Duratek not included in this Annual Report.

Certain amounts for 2001, 2000, 1999 and 1998 have been reclassified to conform to the presentation for 2002. In the fourth quarter of 2002, the Company decided to reclassify costs associated with the support of direct operations, which were previously included as selling, general and administrative expenses, to cost of revenues. The corresponding amounts for all periods presented have been reclassified to conform to this presentation.

	Years ended December 31,				
	2002 [2]	2001	2000 [1]	1999 [1]	1998
Statement of Operations Data:					
Revenues	$ **291,536**	$ 279,173	$ 228,542	$ 176,408	$ 160,313
Cost of revenues	**229,134**	237,454	203,470	141,543	136,162
Gross profit	**62,402**	41,719	25,072	34,865	24,151
Selling, general and administrative expenses	**33,583**	34,991	29,962	15,168	14,290
Charge for asset impairment	—	—	—	—	9,224
Income (loss) from operations	**28,819**	6,728	(4,890)	19,697	637
Interest expense, net	**(5,452)**	(10,443)	(8,867)	(2,297)	(545)
Other income (expense), net	**219**	28	(290)	—	—
Income (loss) before income taxes (benefit) and proportionate share of losses of joint ventures	**23,586**	(3,687)	(14,047)	17,400	92
Income taxes (benefit)	**9,673**	(729)	(5,083)	6,464	627
Income (loss) before proportionate share of losses of joint ventures	**13,913**	(2,958)	(8,964)	10,936	(535)
Proportionate share of losses of joint ventures	**(148)**	(148)	(148)	(122)	(1,474)
Net income (loss) before cumulative effect of change in accounting principle	**13,765**	(3,106)	(9,112)	10,814	(2,009)
Cumulative effect of change in accounting principle	—	—	—	—	(420)
Net income (loss)	**13,765**	(3,106)	(9,112)	10,814	(2,429)
Preferred stock dividends and charges for accretion	**(1,279)**	(1,495)	(1,443)	(1,510)	(1,507)
Net income (loss) attributable to common stockholders	$ **12,486**	$ (4,601)	$ (10,555)	$ 9,304	$ (3,936)
Net income (loss) per share before cumulative effect of change in accounting principle:					
Basic	$ **0.92**	$ (0.34)	$ (0.79)	$ 0.70	$ (0.27)
Diluted	$ **0.72**	$ (0.34)	$ (0.79)	$ 0.55	$ (0.27)
Net income (loss) per share:					
Basic	$ **0.92**	$ (0.34)	$ (0.79)	$ 0.70	$ (0.30)
Diluted	$ **0.72**	$ (0.34)	$ (0.79)	$ 0.55	$ (0.30)
Basic weighted average common stock outstanding	**13,504**	13,449	13,432	13,351	13,137
Diluted weighted average common stock outstanding	**19,110**	13,449	13,432	20,323	13,137

Selected Financial Data (continued)

	As of December 31,				
	2002	2001	2000	1999	1998
Balance Sheet Data:					
Working capital (deficiency)	$ **(16,540)**	$ (16,210)	$ 4,245	$ 20,587	$ 15,359
Total assets	**254,132**	272,649	298,700	157,320	134,245
Long-term debt and capital lease obligations	**61,780**	85,386	115,592	39,492	13,102
Redeemable convertible preferred stock	**15,752**	15,734	15,499	15,509	15,279
Stockholders' equity	**59,862**	46,884	51,085	60,729	55,022

(1) The results of the operations from the WMNS acquisition in June 2000 and the Frank W. Hake Associates, LLC acquisition in June 1999 are included in the Company's results from the dates of acquisition.

(2) Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, the Company is no longer amortizing goodwill but rather testing such assets for impairment on an annual basis. If the Company had been required to adopt the provisions of the pronouncement effective as of January 1, 1998, net income (loss) and diluted net income (loss) per share for the years ended December 31, 2001, 2000, 1999, and 1998 would have been $(2.9) million and $(0.21), $(9.3) million and $(0.69), $11.6 million and $0.57 and $(3.6) million and $(0.27), respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto that follow in this Annual Report. In the fourth quarter of 2002, the Company decided to reclassify costs associated with the support of direct operations, which were previously included as selling, general and administrative expenses, to cost of revenues. The corresponding amounts for all periods presented have been reclassified to conform to this presentation.

Overview

Duratek, Inc., together with its wholly owned subsidiaries (the "Company" or "Duratek"), provides safe, secure radioactive materials disposition and nuclear facility operations for commercial and government customers. The Company's operations are organized into three primary segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal.

The Company's Federal Services operations primarily provide on-site waste processing and disposal services, off-site waste disposition, on-site management of nuclear facility operations, and on-site clean up (remedial action) services on large government projects for the United States Department of Energy ("DOE") and other governmental entities. The Company's services include program development, project management, nuclear facility operation, waste characterization, packaging and shipping of waste, selected technical services, and site cleanup. Revenues derived from the Company's Federal Services operations represented approximately 46.4%, 42.9%, and 32.5% of the Company's total revenues during 2002, 2001, and 2000, respectively.

The Company's Commercial Services operations provide waste treatment and disposition services to a diverse group of commercial clients, including nuclear power utilities. These services include water processing, nuclear waste handling and treatment, transportation, licensing, packaging, heavy hauling, disposal, and nuclear facility decontamination and decommissioning ("D&D"). Revenues derived from Commercial Services operations represented approximately 22.3%, 25.7%, and 28.3% of the Company's total revenues during 2002, 2001, and 2000, respectively.

The Company conducts its Commercial Processing and Disposal operations at its three Tennessee locations: the Bear Creek Operations Facility in Oak Ridge, the Company's facility in Memphis, and the Gallaher Road Operations Facility in Kingston. The Company also operates two facilities in Barnwell, South Carolina: the Duratek Consolidation & Services Facility ("DCSF") and the Barnwell Low-Level Radioactive Waste Management Disposal Facility. The technologies used at the Tennessee based processing operations include incineration, compaction, metal decontamination and recycling, and Green is Clean. Revenues derived from the Company's Commercial Processing and Disposal operations represented approximately 31.3%, 31.4% and 39.2% of the Company's total revenues in 2002, 2001, and 2000, respectively.

The Company incurred a substantial operating loss in 2000 primarily as a result of operational problems experienced at the Company's Bear Creek Facility and the Company's Memphis facility during the fourth quarter of 2000. The operational problems at these facilities and related losses on two significant contracts also adversely affected the Company's results for 2001, particularly in the first and fourth quarters of the year. The 2001 results included a $1.0 million provision for loss on a large component project and a $3.6 million accrual for costs associated with various high radiation customer waste. The Company's management has aggressively addressed these operational issues. Among other things, the Company has strengthened management resources and reporting, implemented personnel changes, modified waste processing, storage, transportation and burial methods, and improved cost accounting systems utilized at its commercial waste processing facilities. While management believes that these efforts were effective in 2002 and will prevent reoccurrence of the events that led to losses in its commercial waste processing operations in 2000 and 2001, no assurance can be given that some or all of the factors that led to these losses might not have a material adverse effect on future results of operations.

The Company's future operating results will be affected by, among other things, the duration of commercial waste processing contracts and amount of waste to be processed by the Company's commercial waste processing operations pursuant to these contracts and the timing and scope of DOE waste treatment projects.

In June 2000, the Company acquired the nuclear services business of Waste Management, Inc. which business is referred to as WMNS. The acquisition was accounted for under the purchase method of accounting.

Critical Accounting Policies

The Company's accounting policies are described in Note 2 of Notes to Consolidated Financial Statements in Management's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to cost to complete long-term contracts, the cost to D&D facilities and equipment, the recoverability of long-lived assets including goodwill, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Critical accounting policies are those that are both important to the presentation of the Company's financial condition and results of operations and require management's most difficult, complex, or subjective judgments. The Company's most critical accounting policies, which relate to revenue recognition, D&D liabilities, and recoverability of long-lived assets including goodwill, are discussed below.

Revenue Recognition

Commercial Waste Processing

The commercial waste processing operations have short-term and long-term contracts with commercial companies to provide waste processing services. The Company's services are primarily provided under fixed-unit price contracts. Under the fixed-unit price contracts, revenue is recognized as waste is processed. The Company records the associated costs with out-bound transportation, burial, and secondary waste processing as the related waste is processed. The Company's fixed-unit price contracts provide for additional customer billings if the characterization of the waste received is different from contract specifications or for certain increases in burial costs, both of which are estimated at the time of waste processing.

Contract Revenue and Cost Recognition

The Federal Services and Commercial Services operations have long-term contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. The Company's services are provided under time-and-materials, cost-plus-fixed-fee and fixed-price contracts. Under time-and-materials contracts the Company records revenues based on hours incurred at agreed upon contractual rates. For cost-plus-fixed-fee contracts the Company records revenue based upon costs incurred and a proportionate amount of the fixed-fee or percentage stipulated in the contract. For fixed-price contracts, the Company recognizes revenue based upon applying the ratio of current cumulative costs incurred to total estimated cost at completion. The Company considers the nature of the work involved in determining whether such measures are appropriate. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract's term. The resulting difference is recognized as costs and estimated earnings in excess of billings on uncompleted contracts, a current asset, or unearned revenues, a current liability. Contracts typically provide for billing of costs incurred and estimated earnings on a monthly or quarterly basis. The estimates of revenues and expenses on client contracts change periodically in the normal course of business and due to contract modifications. The Company receives award fees on certain Federal government contracts which are accrued when estimable and collection is reasonably assured. Provisions for estimated losses on individual contracts are made in the period in which the loss was identified. Contract acquisition costs are expensed as incurred.

Any estimation process, including that used in preparing contract estimates, involves inherent risk. The Company reduces the inherent risk relating to revenue and cost estimates through corporate policy, approval and monitoring processes, which includes a detailed monthly review and status report to management of all significant contracts with such risk.

D&D Liabilities

The Company has responsibility related to the cost to D&D the facilities and equipment in Tennessee and South Carolina and equipment used at customer sites in the Commercial Services operations. Such costs will generally be paid upon closure of such facilities or disposal of such equipment. (See Note 9 of Notes to Consolidated Financial Statements).

Similarly, under its license granted by the State of South Carolina and the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act, the Company will be obligated for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and its buildings and equipment located at the Barnwell site. The Company has recorded accruals related to these D&D liabilities.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the ARO, the ARO will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 on January 1, 2003, as required, and recognized the following changes to the Company's consolidated financial statements: increase property, plant and equipment by $5.6 million and increase facility and equipment D&D liabilities by $9.5 million. The pre-tax difference of $3.9 million ($2.4 million after tax) was recognized as a cumulative effect of a change in accounting principle in the Company's first quarter results.

Management updates its closure and remediation cost estimates for D&D on an annual basis. These estimates are based on current technology, regulations, and burial rates. Management is unable to reasonably estimate the impact that changes in technology, regulations, and burial rates will have on the ultimate costs. Changes in these factors could have a material impact on these estimates.

Recoverability of Long-Lived Assets, Including Goodwill

The Company has made significant business acquisitions for which it has recorded the fair value of long-lived assets acquired and related goodwill and other intangible assets. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or circumstances indicate the carrying value of such assets may not be recoverable.

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* and SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets,* on January 1, 2002. Under the provisions of SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but rather tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective useful lives and reviewed for impairment in accordance with the SFAS No. 144. As of December 31, 2002, the Company had $70.8 million of goodwill and $5.7 million of intangible assets with estimable useful lives on its consolidated balance sheet. The Company does not have any other intangible assets with indefinite useful lives.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill was impaired on the date of adoption. The Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets, to those reporting units. The carrying amount of each reporting unit was then compared with the determined fair value of each reporting unit. For each reporting unit, the determined fair value exceeded the carrying value and the second step of the impairment test was not required. The Company will test its goodwill for impairment annually, or more frequently if events and circumstances indicate an impairment, under the provisions of SFAS No. 142.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of excess carrying value over fair value.

Results of Operations

The table below sets forth certain consolidated statement of operations information as a percentage of revenues for the years ended December 31, 2002, 2001, and 2000. Certain amounts for 2001 and 2000 have been reclassified to conform to the presentation for 2002. In the fourth quarter of 2002, the Company decided to reclassify costs associated with the support of direct operations, which were previously included as selling, general and administrative expenses, to cost of revenues. The corresponding amounts for all periods presented have been reclassified to conform to this presentation.

(in thousands)	2002	2001	2000
Revenues	**$ 291,536**	$ 279,173	$ 228,542
Cost of Revenues	**229,134**	237,454	203,470
Gross profit	**62,402**	41,719	25,072
Percent of revenues	***21.4%***	*14.9%*	*11.0%*
Selling, general and administrative expenses	**33,583**	34,991	29,962
Percent of revenues	***11.5%***	*12.5%*	*13.1%*
Income (loss) from operations	**28,819**	6,728	(4,890)
Percent of revenues	***9.9%***	*2.4%*	*-2.1%*
Interest expense, net	**(5,452)**	(10,443)	(8,867)
Other income (expense), net	**219**	28	(290)
Income taxes (benefit)	**9,673**	(729)	(5,083)
Proportionate share of losses of joint ventures	**(148)**	(148)	(148)
Net income (loss)	**13,765**	(3,106)	(9,112)
Preferred stock dividends and charges for accretion	**(1,279)**	(1,495)	(1,443)
Net income (loss) attributable to common stockholders	**$ 12,486**	$ (4,601)	$ (10,555)

As previously indicated, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Under SFAS No. 142, the Company is no longer amortizing goodwill, rather goodwill is tested for impairment at least annually. During 2002, the Company tested its goodwill as required by SFAS No. 142 and concluded that no impairment charge was required. If the provisions of SFAS No. 142 were in effect in 2001 and 2000, the Company's net loss would have been $2.9 million and $9.3 million, respectively.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.

Revenues increased by $12.3 million, or 4.4%, from $279.2 million in 2001 to $291.5 million in 2002. The increase in revenues is comprised of revenue increases of $15.3 million in Federal Services and $3.5 million in Commercial Processing and Disposal, offset by a revenue decrease of $6.5 million in Commercial Services. The increase in Federal Service revenues is primarily due to $17.3 million relating to increased work scope and the award of new work primarily relating to the K25/K27 Gaseous Diffusion Plant in Oak Ridge, Tennessee, the waste removal operations at the Hanford 100 area, work performed on the Hanford River Protection Program ("RPP") Vitrification projects, operation of a waste disposal facility at Hanford, Washington, and increased waste shipments at the Los Alamos National Laboratories. In addition, incremental revenues of $2.1 million were recognized in 2002 from a consolidated joint venture related to work performed to clean up and close an environmental technology site in Colorado. Partially offsetting these increases was a decrease of $4.4 million relating to revenues recognized in 2001 from the sale of limited rights to the Company's vitrification technology.

Commercial Services revenues decreased by $6.5 million in 2002 due to the sale in April 2001 of the technical support services business and by $3.4 million in the radiological engineering services business due to the completion of a large contract in 2001 relating to non-utility clean up and emergency response. Partially offsetting these decreases was an increase in revenues of $3.3 million from the site D&D business due to an increase in the volume of work on an existing contract.

The increase in Commercial Processing and Disposal revenues was primarily the result of a $7.1 million increase in revenues from a large component project in Memphis and $1.6 million in revenues recognized by the Barnwell low-level radioactive waste disposal facility relating to a decision by the South Carolina Public Service Commission to allow a portion of the amortization expense of the Barnwell operating rights as a reimbursable allowable cost. The incremental revenues recognized during 2002 include an adjustment to record revenue for the reimbursement of this amortization expense since July 1, 2000, the date that the decision by the South Carolina Public Service Commission went into effect. Partially offsetting these increases were a $3.8 million decrease in revenues from the commercial processing operations in Tennessee, primarily due to a change in the processed waste mix and lower processing volume, and a $1.4 million decrease in revenues from the Barnwell low-level radioactive waste disposal facility and the Duratek Consolidation & Services Facility due to lower volumes of waste received in 2002.

Gross profit increased by $20.7 million, or 49.6%, from $41.7 million in 2001 to $62.4 million in 2002. As a percentage of revenues, gross profit increased from 14.9% in 2001 to 21.4% in 2002. Gross profit from Federal Services increased by $0.2 million, or 0.6%, from $25.6 million in 2001 to $25.8 million in 2002. This increase is primarily attributable to the increase in revenues, offset by the gain in 2001 of $4.2 million on the sale of limited rights to the Company's vitrification technology.

Gross profit from Commercial Services decreased by $1.0 million, or 5.5%, from $18.3 million in 2001 to $17.3 million in 2002. This decrease in gross profit was primarily due to the decrease in revenues from the radiological engineering services business, from the technical support services business that was sold in April 2001, and the completion of a large contract in 2001 relating to non-utility clean up and emergency response, partially offset by an increase in gross profit from the site D&D business.

Gross profit from Commercial Processing and Disposal increased by $21.5 million, from a negative gross profit of $2.1 million in 2001 to gross profit of $19.4 million in 2002. This increase was primarily due to a decrease in labor expense as a result of a reduction in the work force, losses recognized in 2001 on two significant contracts, a decrease in transportation expense due to the increased use of rail transportation, lower material expense, a more favorable mix of waste than previously estimated on a significant high radiation project completed in 2002, and lower burial expense relating to the commercial processing operations. In addition, the $1.6 million in revenues recognized by the Barnwell low-level radioactive waste disposal facility on the amortization of Barnwell operating rights also contributed to the increase.

Selling, general and administrative expenses decreased by $1.4 million, or 4.0%, from $35.0 million in 2001 to $33.6 million in 2002. As a percentage of revenues, selling, general and administrative expenses decreased from 12.5% in 2001 to 11.5% in 2002. The decrease in selling, general and administrative expenses is primarily attributable to a reduction in marketing expense, partially offset by higher personnel related expenses.

Interest expense, net of interest income, decreased by $5.0 million from $10.4 million in 2001 to $5.5 million in 2002. The decrease was the result of the lower average borrowings and lower interest rates.

During 2002, the Company incurred income tax expense of $9.7 million, compared to an income tax benefit of $0.7 million in 2001 as a result of the Company's 2001 operating loss. The Company's effective tax rate for 2001 was a benefit of 19.8% compared with an expense of 41.0% in 2002.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.

Revenues increased by $50.6 million, or 22.2%, from $228.5 million in 2000 to $279.2 million in 2001. The increase in revenues is comprised of revenue increases of $45.3 million in Federal Services and $6.8 million in Commercial Services, offset by a revenue decrease of $1.8 million in Commercial Processing and Disposal. The increase in revenues from Federal Services is primarily the result of an increase of $34.3 million in revenues from the federal services business of WMNS, which was acquired in June 2000, and an increase of $8.9 million from the Hanford River Protection Project.

The increase in revenues from Commercial Services is primarily the result of an increase in revenues of $21.2 million from environmental consulting and D&D services, partially offset by a $11.8 million decrease in revenues from the sale of the staff augmentation business and a $3.4 million decrease in revenues from the sale of the computer consulting services business. The staff augmentation business, which had revenues of $6.4 million and $18.2 million in 2001 and 2000, respectively, was sold in June 2001 for an amount approximating book value. The computer consulting services business, which had revenues of $3.4 million in 2000, was sold in November 2000.

The decrease in revenues from Commercial Processing and Disposal is the result of a $4.7 million decrease in revenues from commercial processing services at the Company's processing facilities located in Tennessee (which includes the Bear Creek and Memphis facilities) and a $1.9 million loss reserve recognized in 2001 on a significant contract, offset by a $4.4 million increase in revenues from the Barnwell low-level radioactive waste disposal facility, to which the Company acquired the operating rights as part of the WMNS acquisition.

Gross profit increased by $16.6 million, or 66.4%, from $25.1 million in 2000 to $41.7 million in 2001. As a percentage of revenues, gross profit increased from 11.0% in 2000 to 14.9% in 2001. The increase in gross profit percentage was the result of operational problems at the Company's Bear Creek and Memphis facilities in 2000 that were not as significant in 2001, together with the positive effects of the sale of limited rights to the Company's vitrification technology. The increase in the amount of gross profit is comprised of an increase of $11.1 million in Federal Services and an increase of $10.2 million in Commercial Services, which was partially offset by a decrease of $4.7 million in Commercial Processing and Disposal.

The $11.1 million increase in Federal Services gross profit is primarily the result of a $4.3 million increase from the federal services business acquired from WMNS and a $4.2 million increase from the sale of limited rights to the Company's vitrification technology.

Commercial Services gross profit increased by $10.2 million in 2001 compared to 2000. The increase is related to an increase in environmental consulting and D&D services.

Commercial Processing and Disposal gross profit decreased by $4.7 million in 2001 compared to 2000. The decrease in gross profit is primarily related to a $4.8 million decrease in gross profit from the Memphis facility a $1.7 million decrease in gross profit from the recognition of a loss on a large component steam generator project, and a $0.9 million relating to the Barnwell low-level radioactive waste disposal facility and the Duratek Consolidation and Services Facility, partially offset by an increase in gross profit of $2.7 million from the Bear Creek Facility. In 2001, the Company's Management had begun to aggressively address the operational problems experienced at the Company's Tennessee processing facility in 2000. Despite these efforts, the gross profit at the Tennessee processing facilities was negatively affected in 2000 and 2001 due to a series of operational issues, including delays in implementing new waste processing strategies and increased labor, transportation and burial costs, and related losses recognized in 2001 on two significant contracts. Included in the 2001 results are accruals of $3.6 million for processing, transportation and disposal of various high radiation customer waste. These accruals are included in waste processing and disposal liabilities in the Company's consolidated balance sheets.

Selling, general and administrative expenses increased by $5.0 million, or 16.8%, from $30.0 million in 2000 to $35.0 million in 2001. As a percentage of revenues, selling, general and administrative expenses decreased from 13.1% in 2000 to 12.5% in 2001. Selling, general and administrative expenses incurred by WMNS in 2001 were approximately $11.2 million compared to $7.3 million in 2000. The remaining increase in selling, general and administrative expenses is primarily due to activities supporting higher revenues.

Interest expense, net, increased by $1.6 million from 2000 to 2001. The increase was the result of increased borrowings to fund working capital needs and the acquisition of WMNS together with higher borrowing rates as a result of amendments to the Company's credit facility.

During 2001, the Company recognized an income tax benefit of $0.7 million as a result of the Company's operating loss. As of December 31, 2001, the Company had a net operating loss carryforward of approximately $12.1 million for Federal tax purposes. The Company's effective tax rate for 2001 was a benefit of 19.8% compared with a benefit of 36.2% in 2000. The effective tax rate for 2001 was significantly less than 2000 due to the non-deductibility of goodwill, primarily associated with the 2000 WMNS acquisition.

Liquidity and Capital Resources

During 2002, the Company's operating activities provided net cash of $37.1 million. The net cash provided by operating activities in 2002 was primarily generated by $25.6 million in income from operations before depreciation and amortization and the reduction in the investment in working capital of $11.5 million. During 2001 and 2000, the Company's operating activities provided net cash of $13.3 million and $8.0 million, respectively. The net cash provided by operating activities in 2001 was primarily generated by $11.3 million in income from operations before depreciation and amortization and the reduction in the investment in working capital of $4.5 million. The net cash provided by operating activities in 2000 was primarily generated from operations of the Barnwell low-level radioactive disposal facility in South Carolina. Under South

Carolina law, the Company is required to bill customers based on the amounts agreed to with the State. On an annual basis, following the State's year-end of June 30, the Company remits amounts billed to customers and collected of the waste disposal site less the amount earned by the Company as revenue for operating the site during such fiscal year (see Note 2 of Notes to Consolidated Financial Statements).

During 2002, the Company used $2.8 million in net cash for investing activities consisting primarily of $2.6 million for purchases of property and equipment. During 2001, the Company used $2.4 million in net cash for investing activities consisting primarily of purchases of property and equipment of $4.2 million. During 2000, the Company used net cash of $76.1 million for investing activities, including $68.7 million in the acquisition of WMNS and $14.9 million for purchases of property and equipment, which were partially offset by the net proceeds received by the Company from the sale of DuraTherm of $7.6 million in February 2000.

Net cash provided by operating activities in 2002 were used principally to repay borrowings under the Company's revolving credit facility and to pay down long-term debt. Under the terms of the June 8, 2000 purchase agreement between the Company and WMI, WMI provided short-term project financing at a fixed rate of 9.0% to the Company for the design and construction phase of a project, which was completed in March 2002. In 2002, the Company repaid all of the borrowings, plus accrued interest, with cash generated from the project.

Net cash provided by operating activities in 2001 were used principally to repay borrowings under the Company's revolving credit facility and pay down long-term debt. During 2000, net cash used in investing activities were funded with $8.0 million provided by operating activities and $68.5 million from financing activities, principally from borrowings under the Company's revolving credit facility and long-term debt.

At December 31, 2002, the Company's amended credit facility consisted of a five year $40.0 million revolving line of credit (which included temporary limits from $15.0 million to $35.0 million to meet certain working capital requirements of the Company), a five year $50.0 million term loan, and a six and one-half year $40.0 million term loan. The term loans must be repaid in an amount equal to 50% of excess cash flows, as defined in the credit agreement. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin or, at the Company's option, the prime rate plus an applicable margin. The applicable margin is determined based on the Company's performance and can range from 2.75% to 5.0% for LIBOR based borrowings and 1.75% to 4.0% for prime based borrowings. The facility requires the Company to maintain certain financial ratios and restricted the payment of dividends on the Company's common stock and preferred stock and the Company's ability to make acquisitions. At December 31, 2002, the Company had accrued dividends of $2.5 million on its outstanding convertible redeemable preferred stock, which are included in other noncurrent liabilities on the consolidated balance sheets.

As of December 31, 2002, the Company had no outstanding borrowings under its revolving line of credit facility, $22.4 million of five year term loans bearing interest at LIBOR plus 3.25% (4.65%) and $38.8 million of six and one-half year term loans bearing interest at LIBOR plus 3.75% (5.15%).

In accordance with the terms of the March 2002 amendment to the Company's bank credit agreement, the amount of available borrowings under the revolving line of credit after February 28, 2003 would be determined by the Company's lenders. On February 28, 2003, the bank credit agreement was amended to reset the amount of available borrowings under the revolving line of credit as well as to adjust certain covenants. Such covenants included several financial ratios and financial and operational requirements, which are measured on a monthly, quarterly, or annual basis. The amendment required a fee of approximately $115,000 and the payment of certain other fees and expenses. Under the amendment, the Company has no temporary limits under the $40.0 million revolving line of credit. In addition, the amended facility permits the Company to restart the payment of dividends on the Company's 8% Cumulative Convertible Redeemable Preferred Stock (the "Convertible Preferred Stock") in 2003, pay accrued dividends on the Convertible Preferred Stock in 2004, and make permitted acquisitions, subject to the satisfaction of certain conditions set forth in the amended credit agreement. At March 1, 2003, after giving effect to this amendment, $34.4 million of additional borrowings were available under the revolving credit portion of the credit facility.

The following table summarizes the Company's contractual cash obligations as of December 31, 2002 (in 000's):

	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Long-term debt	$ 10,400	$ 36,566	$ 14,183	$ —	$ 61,149
Capital leases	349	286	59	—	694
Operating leases	3,348	4,600	920	1	8,869
Convertible preferred stock dividends	1,260	2,520	—	—	3,780

The Company has issued and outstanding 157,525 shares of Convertible Preferred Stock that is initially convertible into the Company's common stock at a conversion price of $3.00 per share and, if not previously converted, the Company is required to redeem the outstanding Convertible Preferred Stock on February 5, 2004 for $100 per share plus accrued and unpaid dividends, unless such date is extended with the approval of the holders of the Convertible Preferred Stock.

The Company believes that cash flows from operations, cash resources at December 31, 2002 and, if necessary, borrowings available under its credit facility will be sufficient to meet its operating needs, including the quarterly preferred dividend payments of approximately $315,000, for at least the next twelve months.

New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 *Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 addresses the accounting, for contractual arrangements in which multiple revenue-generating activities are performed. In some situations, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of fair values to account separately for the different deliverables (that is, there are separate units of accounting). In other situations, some or all of the different deliverables are interrelated closely or there is not sufficient evidence of fair value to account separately for the different deliverables. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 is effective for the Company for contracts executed after June 30, 2003. The Company is in the process of determining the impact that EITF 00-21 will have on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 15, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements were effective for 2002 and are included in the notes to the consolidated financial statements that follow in this Annual Report.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated financial statements that follow in this Annual Report.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51*. This Interpretation addresses the consolidation by enterprises of variable interest entities as defined in the Interpretation. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

The Company's major market risk relates to changing interest rates. At December 31, 2002, the Company had floating rate debt outstanding under its bank credit facility of $22.4 million bearing interest at LIBOR plus 3.25% (4.65%), and $38.8 million bearing interest at LIBOR plus 3.75% (5.15%). Average outstanding borrowings under the bank credit facility were $71.6 million during 2002. The Company currently has not entered into any derivative instruments to hedge its exposure to changing interest rates but may do so in the future. In addition, the Company does not have any foreign currency or commodity risk.

CONSOLIDATED BALANCE SHEETS

December 31,	2002	2001
	(in thousands of dollars, except per share amounts)	
Assets		
Current assets:		
Cash	$ 2,323	$ 441
Accounts receivable, less allowance for doubtful accounts of $2,694 in 2002 and $1,791 in 2001	48,420	48,034
Income taxes recoverable	1,140	—
Cost and estimated earnings in excess of billings on uncompleted contracts	12,828	25,539
Prepaid expenses and other current assets	7,915	7,135
Deferred income taxes	2,168	6,080
Total current assets	74,794	87,229
Property, plant and equipment, net	69,287	75,883
Goodwill	70,797	70,797
Other intangible assets	5,675	7,936
Decontamination and decommissioning trust fund	19,693	18,640
Retainage	4,969	4,236
Other assets	8,917	7,928
Total assets	$ 254,132	$ 272,649
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 10,400	$ 10,400
Short-term borrowings	—	7,763
Accounts payable	13,911	21,150
Accrued expenses and other current liabilities	43,615	39,477
Unearned revenues	13,472	10,488
Waste processing and disposal liabilities	9,936	14,161
Total current liabilities	91,334	103,439
Long-term debt, less current portion	50,749	73,900
Facility and equipment decontamination and decommissioning liabilities	29,314	27,362
Other noncurrent liabilities	4,472	3,807
Deferred income taxes	2,649	1,523
Total liabilities	178,518	210,031
8% Cumulative Convertible Redeemable Preferred Stock, $.01 par value; 160,000 shares authorized, 157,525 shares issued and outstanding (liquidation value $18,273)	15,752	15,734
Stockholders' equity:		
Preferred stock — 0.01 par value; authorized 4,840,000 shares; none issued	—	—
Common stock — 0.01 par value; authorized 35,000,000 shares; issued 15,142,419 shares in 2002 and 15,070,879 shares in 2001	151	150
Capital in excess of par value	77,715	77,240
Accumulated deficit	(8,108)	(20,594)
Treasury stock at cost, 1,612,376 shares in 2002 and 1,576,658 shares in 2001	(9,577)	(9,275)
Deferred compensation	(319)	(637)
Total stockholders' equity	59,862	46,884
Commitments and contingencies (notes 6 and 18)		
Total liabilities and stockholders' equity	$ 254,132	$ 272,649

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,	2002	2001	2000
	(in thousands of dollars, except per share amounts)		
Revenues	$ 291,536	$ 79,173	$ 228,542
Cost of revenues	229,134	237,454	203,470
Gross profit	62,402	41,719	25,072
Selling, general and administrative expenses	33,583	34,991	9,962
Income (loss) from operations	28,819	6,728	(4,890)
Interest expense, net	(5,452)	(10,443)	(8,867)
Other income (expense), net	219	28	(290)
Income (loss) before income taxes (benefit) and proportionate share of losses of joint ventures	23,586	(3,687)	(14,047)
Income taxes (benefit)	9,673	(729)	(5,083)
Income (loss) before proportionate share of losses of joint ventures	13,913	(2,958)	(8,964)
Proportionate share of losses of joint ventures	(148)	(148)	(148)
Net income (loss)	13,765	(3,106)	(9,112)
Preferred stock dividends and charges for accretion	(1,279)	(1,495)	(1,443)
Net income (loss) attributable to common stockholders	$ 12,486	$ (4,601)	$ (10,555)
Net income (loss) per share:			
Basic	$ 0.92	$ (0.34)	$ (0.79)
Diluted	$ 0.72	$ (0.34)	$ (0.79)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2002, 2001 and 2000 (in thousands of dollars)

	Common Stock		Capital In Excess Of Par Value	Accumulated Deficit	Treasury Stock	Deferred Stock Compensation	Total Stockholders' Equity
	Shares	Amount					
Balance, December 31, 1999	14,899,019	$ 149	$ 75,206	$ (5,438)	$ (9,188)	$ —	$ 60,729
Net loss	—	—	—	(9,112)	—	—	(9,112)
Deferred stock compensation	—	—	1,592	—	—	(1,592)	—
Amortization of deferred stock compensation	—	—	—	—	—	637	637
Exercise of options	875	—	5	—	—	—	5
Conversion of preferred stock	82,500	1	247	—	—	—	248
Other issuances of common stock	10,311	—	84	—	—	—	84
Treasury stock purchases	—	—	—	—	(63)	—	(63)
Preferred stock dividend and charges for accretion	—	—	—	(1,443)	—	—	(1,443)
Balance, December 31, 2000	14,992,705	150	77,134	(15,993)	(9,251)	(955)	51,085
Net loss	—	—	—	(3,106)	—	—	(3,106)
Amortization of deferred stock compensation	—	—	—	—	—	318	318
Exercise of options	12,500	—	70	—	—	—	70
Other issuances of common stock	65,674	—	321	—	—	—	321
Adjustments related to stock option exercises	—	—	(285)	—	—	—	(285)
Treasury stock purchases	—	—	—	—	(24)	—	(24)
Preferred stock dividend and charges for accretion	—	—	—	(1,495)	—	—	(1,495)
Balance, December 31, 2001	15,070,879	150	77,240	(20,594)	(9,275)	(637)	46,884
Net income	—	—	—	13,765	—	—	13,765
Amortization of deferred stock compensation	—	—	—	—	—	318	318
Exercise of options	57,411	1	329	—	—	—	330
Other issuances of common stock	14,129	—	83	—	—	—	83
Income tax benefit from exercise of non-qualified stock options	—	—	63	—	—	—	63
Treasury stock purchases	—	—	—	—	(302)	—	(302)
Preferred stock dividend and charges for accretion	—	—	—	(1,279)	—	—	(1,279)
Balance, December 31, 2002	15,142,419	$ 151	$ 77,715	$ (8,108)	$ (9,577)	$ (319)	$ 59,862

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2002	2001	2000
		(in thousands of dollars)	
Cash flows from operating activities:			
Net income (loss)	**$ 13,765**	$ (3,106)	$ (9,112)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**11,850**	14,428	9,152
Deferred income taxes	**5,038**	36	(4,195)
Allowance for doubtful accounts	**458**	981	5,100
Stock compensation expense	**318**	318	721
Proportionate share of losses of joint venture	**148**	148	148
Income tax benefit from exercise of non-qualified stock options	**63**	—	—
Accrued interest on convertible debenture	**—**	179	630
Gain on settlement, net of settlement expenses	**—**	(4,182)	—
Loss on disposal of assets, net	**—**	—	290
Changes in operating items, net of effects from businesses acquired in 2000:			
Accounts receivables	**(844)**	(374)	(11,895)
Income taxes recoverable	**(1,140)**	6,516	(6,516)
Costs and estimated earnings in excess of billings on uncompleted contracts	**12,711**	(1,103)	(166)
Prepaid expenses and other current assets	**(695)**	2,998	(2,755)
Accounts payable, accrued expenses and other current liabilities	**(3,215)**	(2,752)	15,912
Unearned revenues	**2,984**	(2,254)	3,534
Waste processing and disposal liabilities	**(4,226)**	2,267	5,279
Facility and equipment decontamination and decommissioning liabilities	**900**	171	1,617
Other	**(994)**	(946)	231
Net cash provided by operating activities	**37,121**	13,325	7,975
Cash flows from investing activities:			
Additions to property, plant and equipment	**(2,649)**	(4,211)	(14,904)
Acquisitions of businesses, net of cash acquired	**—**	—	(68,710)
Proceeds from sale of DuraTherm, Inc, net of transaction costs	**—**	—	7,624
Advances to employees, net	**(85)**	79	(105)
Other	**(79)**	1,711	10
Net cash used in investing activities	**(2,813)**	(2,421)	(76,085)
Cash flows from financing activities:			
Net proceeds from (repayments of) borrowings under revolving credit facility	**(12,500)**	(6,000)	9,500
Net proceeds from (repayments of) short-term borrowings	**(7,763)**	7,763	—
Proceeds from long-term debt	**—**	—	90,000
Repayments of long-term debt	**(10,651)**	(10,400)	(25,000)
Repayments of capital lease obligations	**(442)**	(790)	(1,464)
Preferred stock dividends paid	**—**	(267)	(1,206)
Proceeds from issuance of common stock	**330**	70	5
Treasury stock purchases	**(302)**	(24)	(63)
Deferred financing costs	**(1,098)**	(1,246)	(3,291)
Net cash provided by (used in) financing activities	**(32,426)**	(10,894)	68,481
Net increase in cash	**1,882**	10	371
Cash, beginning of year	**441**	431	60
Cash, end of year	**$ 2,323**	$ 441	$ 431

Supplemental disclosure of non-cash financing activities:

During 2001, in connection with a non-cash settlement of $9,974 of accounts receivable, the Company's $10,000 convertible debenture and $3,508 of related accrued interest were cancelled.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

(1) Description of Business

Duratek, Inc., together with its wholly owned subsidiaries (the "Company" or "Duratek"), provides safe, secure radioactive materials disposition and nuclear facility operations for commercial customers and government contractors. The Company possesses the capabilities, technologies, assets, facilities, and qualified personnel necessary to provide a full array of radioactive material characterization, processing, transportation, accident containment and restoration services, and final disposition. The Company operates through its five licensed commercial facilities and on-site at customer premises. The Company's 1,000-plus project managers and technical personnel strive to implement the optimal technology to meet each customer's needs. The Company's capabilities include both proprietary and other proven technologies, including over 120 Company owned patents, that can be used independently or in tandem to safely manage and process customers' radioactive material for long-term disposition.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in joint ventures in which the Company does not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical experience and review of specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and recovery is considered remote.

(c) Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts, Unearned Revenue and Retainage

Cost and estimated earnings in excess of billings on uncompleted contracts represent amounts recognized as revenue that have not been billed. Unearned revenue represents amounts billed and collected for which revenue has not been recognized. Contracts typically provide for the billing of costs incurred and estimated earnings on a monthly or quarterly basis. Retainage represents contractual amounts held in lieu of posting performance bonds and will be collected either upon meeting a predetermined milestone or upon completion of the contract. As of December 31, 2002 and 2001, retainage was $7,168 and $4,236, respectively, of which $2,199 as of December 31, 2002 will be collected within the next 12 months and is included in prepaid expense and other current assets in the consolidated balance sheets.

(d) Property, Plant and Equipment

Property, plant, and equipment are stated at cost. Equipment under capital leases are stated at the present value of minimum lease payments.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives are: buildings 30 to 45 years, machinery and equipment 5 to 12 years, and furniture and fixtures 7 years. Equipment held under capital leases and leasehold improvements are amortized under the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization of property, plant, and equipment for the years ended December 31, 2002, 2001 and 2000 was $8,929, $9,235 and $6,436, respectively. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

(e) Impairment of Property and Purchased Intangibles

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets such as property, plant, and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of carrying amount over the fair value of the asset.

(f) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, *Goodwill and*

Notes to Consolidated Financial Statements

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 144.

Goodwill is tested annually for impairment, o more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 30 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation (see note 5).

(g) Revenue Recognition

Commercial Waste Processing. The commercial waste processing operations have short-term and long-term contracts with commercial companies to provide waste processing services. The Company's services are primarily provided under fixed-unit price contracts. Under the fixed-unit price contracts, revenue is recognized as waste is processed. The Company records the associated costs with out-bound transportation, burial, and secondary waste processing as the related waste is processed. The Company's fixed-unit price contracts provide for additional customer billings if the characterization of the waste received is different from contract specifications or for certain increases in burial costs, both of which are estimated at the time of waste processing.

Contract Revenue and Cost Recognition. The Federal Services and Commercial Services operations have long-term contracts to provide engineering and technical support services to the Federal government and its agencies and to commercial companies. The Company's services are provided under time-and-materials, cost-plus-fixed-fee and fixed-price contracts. Under time-and-materials contracts the Company records revenues based on hours incurred at agreed upon contractual rates. For cost-plus-fixed-fee contracts the Company records revenue based upon costs incurred and a proportionate amount of the fixed-fee or percentage stipulated in the contract. For fixed-price contracts, the Company recognizes revenue based upon applying the ratio of current cumulative costs incurred to total estimated cost at completion. The Company considers the nature of the work involved in determining whether such measures are appropriate. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract's term. The resulting difference is recognized as costs and estimated earnings in excess of billings on uncompleted contracts, a current asset, or unearned revenues, a current liability. Contracts typically provide for billing of costs incurred and estimated earnings on a monthly or quarterly basis. The estimates of revenues and expenses on client contracts change periodically in the normal course of business and due to contract modifications. The Company receives award fees on certain Federal government contracts which are accrued when estimable and collection is reasonably assured. Provisions for estimated losses on individual contracts are made in the period in which the loss was identified. Contract acquisition costs are expensed as incurred.

Any estimation process, including that used in preparing contract estimates involves inherent risk. The Company reduces the inherent risk relating to revenue and cost estimates through corporate policy, approval and monitoring processes.

Disposal. Revenues from the disposal operation, related to the Company's operating rights agreement with the State of South Carolina, are recognized as allowable costs are incurred plus 29% on certain of those allowable costs. Under the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the "Act"), the Company is reimbursed for allowable costs identified by the South Carolina Public Service Commission. The Act requires that the Company bill customers based on amounts agreed upon with the State. The difference between the amounts billed to its customers and collected and the amount earned by the Company as revenue under the Act is remitted to the State.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Stock Option Plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation*, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation* and SFAS No. 148, *Accounting for Stock Based Compensation- Transition and Disclosure*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS Nos. 123 and 148. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each year:

	2002	2001	2000
Net income (loss) attributable to common stockholders	**$ 12,486**	$ (4,601)	$ (10,555)
Income impact of assumed conversions - preferred stock dividends and charges for accretion	**1,279**	—	—
Net income attributable to common stockholders assuming conversion	**13,765**	(4,601)	(10,555)
Add stock-based employee compensation expense included in reported net income, net of tax	**31**	31	64
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	**1,048**	984	905
Pro forma net income (loss)	**$ 12,748**	$ (5,554)	$ (11,396)
Pro forma net income (loss) per diluted common share	**$ 0.67**	$ (0.41)	$ (0.85)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2001, and 2000:

	2002	2001	2000
Risk free interest rate	**2.78-3.83%**	5.5%	6.6%
Expected volatility	**64%**	64%	63%
Expected life	**4 years**	4 years	4 years
Contractual life	**5 to 10 years**	5 to 10 years	5 to 10 years
Expected dividend yield	**0%**	0%	0%
Fair value of options granted	**$3.25**	$3.06	$6.57

(j) Fair Value of Financial Instruments

The estimated fair value of financial instruments, including accounts receivable, accounts payable, and long-term debt, approximate carrying values.

(k) New Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 *Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 addresses the accounting for contractual arrangements in which multiple revenue-generating activities are performed. In some situations, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of fair values to account separately for the different deliverables (that is, there are separate units of accounting). In other situations, some or all of the different deliverables are interrelated closely or there is not sufficient evidence of fair value to account separately for the different deliverables. EITF 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 is effective for the Company for contracts executed after June 30, 2003. The Company is in the process of determining the impact that EITF 00-21 will have on its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

provisions of the Interpretation are applicable to guarantees issued or modified after December 15, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for 2002.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB No. 123.* This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for 2002 and are included in note 2(i).

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities.* This Interpretation addresses the consolidation by enterprises of variable interest entities as defined in the Interpretation. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

(l) Research and Development

The Company does not conduct or fund its own research and development activities. In connection with various Company contracts or subcontracts, The Vitreous State Laboratory of The Catholic University of America in Washington, D.C. ("VSL") conducts research and development under fixed price and cost reimbursable contracts. Under these contracts all inventions and discoveries are owned by the research scientists of the VSL and licensed to the Company under an exclusive license agreement.

For waste cleanup projects in which the VSL's technical services are utilized by the Company, the Company reimburses the VSL on a time and expense basis and includes the estimated cost for such services in its formal bid proposal. The VSL is a not-for-profit institution, therefore it does not include fees or percentage profits in its cost estimates.

(m) Interest Expense, Net

Interest expense presented in the Company's consolidated statement of operations is net of interest income. Interest income is not material to the results of the Company and therefore are not separately presented.

(n) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Significant estimates and judgments made by management include: (i) the amount of waste processing and disposal liabilities, (ii) the cost to decontaminate and decommission ("D&D") facilities and equipment, (iii) the cost to complete long-term contracts, (iv) recovery of long-lived assets, including goodwill, and (v) contingencies and litigation. Actual results could differ significantly from those estimates.

(o) Reclassifications

Certain amounts for 2001 and 2000 have been reclassified to conform to the presentation for 2002. In the fourth quarter of 2002, the Company decided to reclassify costs associated with the support of direct operations, which were previously included as selling, general and administrative expenses, to cost of revenues. The corresponding amounts for all periods presented have been reclassified to conform to this presentation.

(3) Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributed to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) by the diluted weighted average common shares, which reflect the potential dilution of stock options, convertible redeemable preferred stock, and restricted stock units that could share in the earnings of the Company. The reconciliation of amounts used in the computation of basic and diluted net income (loss) per share for the years ended December 31, 2002, 2001, and 2000 consist of the following:

	2002	2001	2000
Numerator:			
Net income (loss) attributable to common stockholders	$ 12,486	$ (4,601)	$ (10,555)
Plus: Income impact of assumed conversions - preferred stock dividends and charges for accretion	1,279	—	—
Net income (loss) attributable to common stockholders assuming conversion	$ 13,765	$ (4,601)	$ (10,555)
Denominator:			
Weighted-average shares outstanding	13,504	13,449	13,432
Effect of dilutive securities:			
Incremental shares from assumed conversion of:			
Employee stock options	260	—	—
Restricted stock	95	—	—
Convertible redeemable preferred stock	5,251	—	—
	5,606	—	—
Diluted weighted average common shares outstanding	19,110	13,449	13,432
Basic net income (loss) per share	$ 0.92	$ (0.34)	$ 0.79)
Diluted net income (loss) per share	$ 0.72	$ (0.34)	$ (0.79)

The effects on weighted average shares outstanding of options to purchase common stock and other potentially dilutive securities of the Company that were not included in the computation of diluted net income (loss) per share at December 31, 2002, 2001 and 2000 because the effect would have been anti-dilutive were, in thousands, 709, 6,483, and 6,812 shares, respectively.

(4) Property, Plant and Equipment

Property, plant and equipment at December 31, 2002 and 2001 consist of the following:

	2002	2001
Land and land improvements	$ 2,867	$ 2,816
Buildings	40,827	40,776
Machinery and equipment	54,689	54,793
Leasehold improvements, furniture and fixtures	4,987	5,885
Construction in progress	493	397
	103,863	104,667
Less accumulated depreciation and amortization	34,576	28,784
	$ 69,287	$75,883

Machinery and equipment under capital leases were $1,899, with accumulated depreciation of $1,174, and $1,899, with accumulated depreciation of $895, as of December 31, 2002 and 2001, respectively.

(5) Goodwill and Other Intangible Assets

Under SFAS No. 142, the Company is no longer amortizing goodwill, rather goodwill is tested for impairment at least annually. During 2002, the Company tested its goodwill in accordance with the standard and concluded that no impairment charge was required.

The following table reconciles previously reported net income (loss) as if the provisions of SFAS No. 142 were in effect in 2001 and 2000.

	2002	2001	2000
Net income (loss) attributable to common stockholders	$ 12,486	$ (4,601)	$ (10,555)
Add back goodwill amortization, net of tax	—	1,722	1,305
Adjusted net income (loss) attributable to common stockholders	$ 12,486	$ (2,879)	$ (9,250)
Reported diluted net income (loss) per common share	$ 0.72	$ (0.34)	$ (0.79)
Adjusted diluted net income (loss) per common share	$ 0.72	$ (0.21)	$ (0.69)

Other intangibles subject to amortization consist principally of amounts assigned to operating rights related to the Barnwell, South Carolina low-level radioactive waste disposal facility, covenants not-to-compete, and costs incurred to obtain patents. The Barnwell operating rights are being amortized on a straight-line basis over the remainder of the eight-year life of the facility. Covenants not to compete and patent amounts are being amortized over 10 and 17 years, respectively, on a straight-line basis. Other intangible assets, net of accumulated amortization as of December 31, 2002 and 2001 were $5,675 and $7,936, respectively. Aggregate amortization expense for 2002, 2001, and 2000 was $1,654, $3,593, and $2,473, respectively. Anticipated amortization expense for the next five years is $984 per year.

Notes to Consolidated Financial Statements

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

(6) Long-Term Debt

Long-term debt at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Bank Credit Facility:		
Borrowings under revolving line of credit	$ —	$ 12,500
Term loans	61,149	71,800
	61,149	84,300
Less current portion of long-term debt	10,400	10,400
	$ 50,749	$ 73,900

At December 31, 2002, the Company's Bank Credit Facility (the "facility") consisted of a five year $40,000 revolving line of credit (which included temporary limits from $15,000 to $35,000 to meet certain working capital requirements), a five year $50,000 term loan, and a six and one-half year $40,000 term loan. The term loans must be repaid in an amount equal to 50% of excess cash flows, as defined in the credit agreement. Borrowings under the facility bear interest at LIBOR plus an applicable margin or, at the Company's option, the prime rate plus an applicable margin. The applicable margin is determined based on the Company's performance and can range from 2.75% to 5.0% for LIBOR based borrowings and 1.75% to 4.0% for prime based borrowings. The facility requires the Company to maintain certain financial ratios and restricted the payment of dividends on the Company's common and preferred stock and the Company's ability to make acquisitions. At December 31, 2002, the Company had accrued dividends of $2,520 on its outstanding convertible redeemable preferred stock.

The $40,000 revolving line of credit and the $50,000 term loan expires on June 8, 2005. The $40,000 term facility expires on December 8, 2006. The maturity dates may be accelerated based on certain conditions, as defined in the agreement.

As of December 31, 2002, the Company had no outstanding borrowings under its revolving line of credit, $22,400 of five year term loans bearing interest at LIBOR plus 3.25% (4.65%) and $38,749 of six and one-half year term loans bearing interest at LIBOR plus 3.75% (5.15%). As of December 31, 2001, the Company had outstanding borrowings under its credit facility of $12,500 bearing interest at prime plus 3.0% (7.75%), $32,500 bearing interest at LIBOR plus 4.0% (5.91%) and $39,300 bearing interest at LIBOR plus 4.5% (6.41%).

On February 28, 2003, the facility was amended to reset the amount of available borrowings under the revolving line of credit as well as to adjust certain covenants. Such covenants included several financial ratios and financial and operational requirements, which are measured on a monthly, quarterly, or annual basis. Under the amendment, the Company has no temporary limits under the $40,000 revolving line of credit and allows the Company to restart the payment of dividends on the Company's convertible redeemable preferred stock in 2003, pay accrued dividends on the convertible redeemable preferred stock in 2004, and make permitted acquisitions, subject to the satisfaction of certain conditions set forth in the amendment. As of March 1, 2003, after giving effect to this amendment, $34,400 of additional borrowings were available under the revolving line of credit.

Aggregate maturities of long-term debt as of December 31, 2002 are as follows:

2003	$ 10,400
2004	15,075
2005	21,491
2006	14,183
	$ 61,149

The Company paid interest of $4,230, $8,139, and $6,945 during the years ended December 31, 2002, 2001 and 2000, respectively.

(7) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Salaries and related expenses	$10,501	$ 5,272
Amount due to the State of South Carolina	13,175	18,093
Contract costs – subcontractors	12,089	12,373
Other accrued expenses	7,850	3,739
	$ 43,615	$ 39,477

The amount due to the State of South Carolina is payable by July 30 of the following year, pursuant to the provisions of the Act (see note 2(g)).

(8) Waste Processing and Disposal Liabilities

The Company's waste processing technologies create waste by products ("secondary waste"), which generally require further processing and disposal. The Company accrues the estimated costs of burial and transportation based on anticipated processing methods, characterization of the waste, and current disposal sites and rates. The ultimate cost of disposal will depend on the actual contamination of the waste, volume reduction, activity, and disposal density. At December 31, 2002 and 2001, the Company had accrued $4,491 and $5,262, respectively, related to secondary waste.

In addition, the Company had accrued $5,445 and $8,899 for processed customer waste awaiting burial at December 31, 2002 and 2001, respectively, based on contractual rates, which are negotiated annually. The Company's accrual at December 31, 2001 included $3,652 for estimated costs to process and dispose of certain high radiation customer waste in excess of related contract revenue.

(9) Facility and Equipment D&D

The Company has responsibility related to the cost to D&D the facilities and equipment in Tennessee and South Carolina and equipment used at customer sites in the Commercial Services operations. Such costs will generally be paid upon closure of such facilities or disposal of such equipment.

Similarly, the Company will be obligated for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and its buildings and equipment located at the Barnwell site. The Company has recorded accruals related to these D&D liabilities as follows:

(a) Tennessee Facilities

Prior to the adoption of SFAS No. 143 on January 1, 2003, the Company had estimated the cost to D&D its commercial waste processing facilities and equipment in Tennessee to be approximately $21,177 and had been accruing such costs over 25 years, which is the facilities' estimated useful life.

During the years ended December 31, 2002, 2001 and 2000, the Company recognized D&D expense of $553, $544, and $826, respectively. As of December 31, 2002 and 2001, the Company's liabilities for D&D were $7,613 and $7,263, respectively.

The Company has purchased insurance to fund the Company's obligation to clean and remediate its Tennessee facilities upon closure. The Company is accounting for these insurance policies using deposit accounting, whereby a portion of the premiums paid are viewed as funding to cover the Company's obligation and is capitalized as a deposit asset. The remainder of the premium is being charged to earnings in the period in which the premiums are paid. As of December 31, 2002 and 2001, the deposit asset was $1,209 and $932, respectively, and is included in other assets in the consolidated balance sheets. Related insurance expense for the years ended December 31, 2002, 2001 and 2000 was $627, $439, and $386, respectively. In addition, in 2002, the Company was required to place $1,000 in escrow relating to the insurance policy for the Bear Creek Operations Facility.

(b) Barnwell Low-Level Radioactive Waste Disposal Facility

Effective July 6, 2000, the State of South Carolina passed into law the Act (see note 2(g)) that, in addition to the new rate-controlled structure, also establishes annual volume limits on waste that can be accepted at the site for disposal. The maximum annual volume declines from 160,000 cubic feet to 35,000 cubic feet over an eight-year period. At the end of the eight-year period, the site will remain open for receipt of waste from only the three Atlantic Compact states (New Jersey, Connecticut, and South Carolina). The Company operates the site under a license granted by the State of South Carolina. In order to fund the site closure obligation, the State of South Carolina has required the Company to establish a trust fund to cover such costs. At December 31, 2002 and 2001, the trust fund held cash and securities of $19,693 and $18,640, respectively. Under the terms of the Act, the Company's obligation to D&D the Barnwell site is effectively limited to the amount in the trust fund. Accordingly, the Company has recorded a D&D liability for the same amount as the balance in the trust fund.

(c) Other Buildings and Equipment

The Company owns several buildings located in South Carolina and certain waste treatment equipment located at various commercial nuclear utilities throughout the United States that will require remediation at the end of their useful lives. The Company estimates the cost to remediate the buildings and equipment to be approximately $2,300. As of December 31, 2002 and 2001, the Company's D&D recorded liability was $2,008 and $1,813, respectively. The State of South Carolina has required the Company to post a letter of credit and surety bond with respect to the estimated remediation costs of $1,521 for the buildings.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143

Notes to Consolidated Financial Statements

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

requires the Company to record the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the ARO, the ARO will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted SFAS No. 143 on January 1, 2003, as required, and recognized the following changes to the Company's consolidated financial statements: increase property, plant and equipment by $5,553 and increase facility and equipment D&D liabilities by $9,473. The pre-tax difference of $3,920 ($2,352 after tax) was recognized as a cumulative effect of a change in accounting principle in the Company's first quarter results.

Management updates its D&D estimates on an annual basis. These estimates are based on current technology, regulations, and burial rates. Management is unable to reasonably estimate the impact that changes in technology, regulations, and burial rates will have on the ultimate costs. Changes in these factors could have a material impact on these estimates.

(10) 8% Cumulative Convertible Redeemable Preferred Stock

In January 1995, the Company issued 160,000 shares of 8% Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock") and an option (the "Carlyle Option") to purchase up to an additional 1,250,000 shares of the Company's common stock, at any time prior to January 24, 1999 for $3.75 per share to investment partnerships sponsored and controlled by The Carlyle Group ("Carlyle") for $16,000. During 1998, Carlyle exercised its option to purchase 1,206,809 shares of common stock for $4,526. The Convertible Preferred Stock is initially convertible into the Company's common stock at a conversion price of $3.00 per share and, if not previously converted, the Company is required to redeem the outstanding Convertible Preferred Stock on February 5, 2004 for $100 per share plus accrued and unpaid dividends, unless such date is extended with the approval of the holders of the Convertible Preferred Stock. Subject to restrictions in the Bank Credit Facility, the Company is required to pay quarterly dividends on the Convertible Preferred Stock (see note 6). As of December 31, 2002 and 2001, the Company had accrued dividends of $2,520 and $1,260, which are included in other noncurrent liabilities on the consolidated balance sheet. During 2000, holders converted 2,475 shares of Convertible Preferred Stock into 82,500 shares of common stock.

The proceeds, net of offering expenses of $1,310, from the issuance of the Convertible Preferred Stock and Carlyle Option were $14,690, of which $14,410 was allocated to the Convertible Preferred Stock and $280 was allocated to the fair value of the Carlyle Option. The difference between the carrying value of the Convertible Preferred Stock and the redemption value has been accreted through charges to stockholders' equity.

The estimated fair value of the Convertible Preferred Stock at December 31, 2002 approximated its carrying value.

(11) Stock Compensation

(a) Stock Option Plan

In May 2000, the Company's stockholders approved the 1999 Stock Option and Incentive Plan (the "Plan") which authorizes a committee of the Board of Directors to grant various types of incentive awards (including incentive stock options, non-qualified options, stock appreciation rights, restricted shares, and performance units on shares) to directors, officers, and employees of the Company for issuance of up to 5,000,000 shares of common stock in the aggregate. At December 31, 2002, there were 3,442,470 additional shares available for grant under the Plan. The Company granted options in 1999 and prior years pursuant to the 1984 Stock Option Plan. No further grants will be made under this plan. At December 31, 2002, the Company had 3,442,470 shares reserved for grants of stock options and 1,983,239 outstanding.

Changes in options outstanding are as follows:

	Weighted average exercise price	Number of shares
December 31, 1999	$ 7.91	816,800
Granted	7.94	552,600
Exercised	5.88	(875)
Terminated and expired	9.76	(65,875)
December 31, 2000	7.82	1,302,650
Granted	4.02	310,000
Exercised	5.65	(12,500)
Terminated and expired	12.91	(77,000)
December 31, 2001	6.81	1,523,150
Granted	4.41	537,000
Exercised	5.75	(57,411)
Terminated and expired	6.30	(19,500)
December 31, 2002	$ 6.19	1,983,239

The following table summarizes information about outstanding and exercisable options at December 31, 2002:

Outstanding				Exercisable	
Range of exercise price	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 3.92 - $ 5.88	1,341,439	7.58 years	$ 4.81	500,263	$ 5.53
$ 8.13 - $ 8.75	445,000	7.43 years	$ 8.44	179,800	$ 8.44
$10.13 - $10.63	196,800	4.89 years	$ 10.52	196,800	$10.52
	1,983,239			876,863	

Certain options issued in 2000, granted to executive officers of the Company, have exercise prices that were less than the fair value of the Company's common stock on the date of grant. The difference of $269 has been recorded as deferred compensation and is being recognized over the vesting period. During the years ended December 31, 2002, 2001, and 2000, the Company recognized compensation expense of $54, $54, and $108, respectively.

Notes to Consolidated Financial Statements

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

(b) Restricted Stock Units

Upon approval of the Plan by the stockholders in May 2000, two of the Company's senior executives were granted 157,930 restricted stock units. The units vest over a four-year period. Upon vesting, the executive has the right to receive common stock in exchange for such units. The Company has accounted for this plan as a compensatory fixed plan under APB Opinion No. 25, which resulted in a compensation charge of approximately $1,323 of which $264, $264, and $529 were recognized during the years ended December 31, 2002, 2001, and 2000, respectively.

(12) Income Taxes

The provision (benefit) for income taxes for the years ended December 31 consists of the following:

	2002	2001	2000
Current:			
State	$ 691	$ 457	$ 624
Federal	3,885	(1,222)	$ (1,512)
Foreign	59	—	—
	4,635	(765)	(888)
Deferred:			
State	854	(260)	(1,444)
Federal	4,184	296	(2,751)
	5,038	36	(4,195)
	$ 9,673	$ (729)	$ (5,083)

Income taxes (benefit) is reconciled to the amount computed by applying the statutory Federal income tax rate of 35% for the year ended December 31, 2002 and 34% for the years ended December 31, 2001 and 2000 to income (loss) before income taxes and proportionate share of losses of joint venture as follows:

	2002	2001	2000
Federal income tax provision (benefit) at statutory rate	$ 8,255	$ (1,254)	$ (4,776)
State income taxes, net of Federal tax benefit	1,004	130	(541)
Valuation allowance	(182)	(76)	362
Other	596	471	(128)
	$ 9,673	$ (729)	$ (5,083)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are presented as follows:

	2002	2001
Deferred tax assets:		
Accounts and notes receivable principally due to allowance for doubtful accounts	$ 764	$ 650
Waste processing and disposal liabilities	118	1,762
Decontamination and decommissioning liabilities	1,484	1,443
Net operating loss carryforwards	1,794	6,161
Alternative minimum tax credit carryforwards	2,303	418
Accrued compensation	917	924
Other	581	164
	7,961	11,522
Less: valuation allowance	472	654
Net deferred tax assets	7,489	10,868
Deferred tax liabilities:		
Plant, equipment, and intangibles principally due to differences in depreciation and amortization	(7,970)	(6,311)
Net deferred tax assets (liabilities)	$ (481)	$ 4,557

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considered income taxes paid during the previous two years and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, management has deemed a valuation allowance of $472 and $654 as necessary at December 31, 2002 and 2001, respectively. During 2002, the Company decreased its valuation allowance by $182.

The Company paid income taxes of $5,144, $1,382, and $5,052 in the years ended December 31, 2002, 2001, and 2000, respectively.

(13) Business Acquisition

On June 8, 2000, the Company acquired the nuclear services business of Waste Management, Inc. ("WMI") through the purchase of all the outstanding capital stock of Waste Management Federal Services, Inc. ("WMFS") from Rust International, Inc. ("Rust") and all of the outstanding membership interests of Chem-Nuclear Systems, LLC ("Chem-Nuclear") from Chemical Waste Management, Inc. ("CWM") and CNS Holdings, Inc. ("CNS") for $68,758 in cash including $2,008 of transaction costs. The acquisition was accounted for under the purchase method of accounting. The aggregate purchase price in excess of the estimated fair value of tangible assets and identifiable intangible assets of $50,916 was allocated to goodwill. Operations of Waste Management Nuclear Services since June 8, 2000 are included in the Company's consolidated statements of operations.

(14) Short Term Borrowings

Under the terms of the June 8, 2000 purchase agreement between the Company and WMI, WMI provided short-term project financing at a fixed rate of 9.0% to the Company for the design and construction phase of a project, which was completed in March 2002. In 2002, the Company repaid all of the borrowings, plus accrued interest, with cash generated from the project. As of December 31, 2001, borrowings outstanding were $7,763.

(15) Profit Investment Plan

The Company maintains a Profit Investment Plan for employees. The Profit Investment Plan permits pre-tax contributions to the Profit Investment Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 14% of base compensation. The Company matches 25% of the participants' eligible contributions based on a formula set forth in the Profit Investment Plan and may make additional matching contributions. Employer contributions vest at a rate of 20% per year of service. The Company's matching contributions were $1,247, $1,186 and $953 for the years ended December 31, 2002, 2001, and 2000, respectively.

(16) Related Party Transactions

At December 31, 2002 and 2001, two of the Company's executive officers held loans of $672 and $735, respectively. The loans bear interest at 5% and are due December 31, 2009. These loans are included in other noncurrent assets in the accompanying consolidated balance sheets.

In 2000, BNFL, Inc. ("BNFL") was considered a related party due to the convertible feature of a $10,000 convertible debenture with BNFL. This debenture expired in November 2000. The Company recognized revenues of approximately $22,000 in 2000, under subcontracts with BNFL related to their work performed on the DOE's Hanford River Protection and Idaho Advanced Mixed Waste Treatment Projects.

On June 22, 2001, the Company filed suit against BNFL in the Circuit Court for Fairfax County, Virginia alleging that BNFL breached a Settlement Agreement dated April 20, 2001, under which BNFL was to make a $3,000 payment to the Company on or before May 28, 2001. On July 11, 2001, BNFL sued the Company in the Circuit Court for Howard County, Maryland alleging that "acts of default" had occurred under a $10,000 debenture issued by the Company to BNFL on November 7, 1995, therefore accelerating the Company's obligation to repay the debenture. The Company counterclaimed in the amount of $3,800, unrelated to the Company's claims in its lawsuit against BNFL. Additionally, on August 16, 2001, the Company filed a demand for binding arbitration against BNFL with the American Arbitration Association concerning certain claims against BNFL arising out of various contracts and agreements with BNFL.

On December 12, 2001, the Company entered into a Settlement and Mutual Release Agreement with BNFL providing for the dismissal of litigation and arbitration between the two companies that began in June 2001. In order to resolve their differences without further resort to litigation or arbitration, BNFL transferred to the Company a net payment of $1,250, which represented a $14,394 payment by BNFL to the Company less a $13,144 payment by the Company to BNFL. The parties agreed to file consent motions and proposed orders asking for the dismissal of the lawsuits and arbitration with prejudice, except for certain issues related to the question of indemnification with respect to an alleged patent infringement matter. As part of the settlement and in consideration of the payment referred to above, the $10,000 debenture issued by the Company to BNFL was cancelled.

Notes to Consolidated Financial Statements

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

(17) Segment Reporting and Business Concentrations

The Company has three primary segments: (i) Federal Services, (ii) Commercial Services, and (iii) Commercial Processing and Disposal. The following is a brief description of each of the segments:

(a) Federal Services ("FS")

FS provides on-site waste processing and disposal services, off-site waste disposition, on-site management of nuclear facility operations, and on-site clean up (remedial action) services on large government projects for the Department of Energy ("DOE") and other governmental entities. The Company's services include program development, project management, nuclear facility operation, waste characterization, packaging and shipping of waste, selected technical services, and site cleanup.

(b) Commercial Services ("CS")

CS provides waste treatment and disposition services to a diverse group of commercial clients, including nuclear power utilities. These services include water processing, nuclear waste handling and treatment, transportation, licensing, packaging, heavy hauling, disposal, and nuclear facility D&D.

(c) Commercial Processing and Disposal ("CPD")

The Company conducts its CPD operations at its three Tennessee locations: the Bear Creek Operations Facility in Oak Ridge, the Company's facility in Memphis, and the Gallaher Road Operations Facility in Kingston. The Company also operates two facilities in Barnwell, South Carolina. CPD uses a combination of technologies to process waste to achieve volume and mass reduction. CPD customers primarily include nuclear utilities and government agencies.

As of and for the Year Ended December 31, 2002

	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers[1]	$ 135,310	$ 64,931	$ 91,295	$ —	$ 291,536
Income from operations	11,510	10,125	7,184	—	28,819
Interest expense, net	—	—	—	(5,452)	(5,452)
Depreciation and amortization expense	646	1,186	7,011	3,007	11,850
Proportionate share of losses of joint ventures	—	—	—	(148)	(148)
Income tax expense	—	—	—	9,673	9,673
Goodwill	32,245	19,944	18,608	—	70,797
Capital expenditures for additions to long-lived assets	419	757	633	840	2,649
Total assets	69,311	62,994	108,032	13,795	254,132

As of and for the Year Ended December 31, 2001

	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers[1]	$ 119,936	$ 71,446	$ 87,791	$ —	$ 279,173
Income (loss) from operations	15,509	10,260	(19,041)	—	6,728
Interest expense, net	—	—	—	(10,443)	(10,443)
Depreciation and amortization expense	2,097	2,185	7,581	2,565	14,428
Proportionate share of losses of joint ventures	—	—	—	(148)	(148)
Income tax benefit	—	—	—	(729)	(729)
Goodwill	32,245	19,944	18,608	—	70,797
Capital expenditures for additions to long-lived assets	264	676	2,360	911	4,211
Total assets	78,197	44,794	132,392	17,266	272,649

	As of and for the Year Ended December 31, 2000				
	FS	CS	CPD	Unallocated Items	Consolidated
Revenues from external customers[1]	$ 74,318	$ 64,647	$ 89,577	$ —	$ 228,542
Income (loss) from operations	6,282	981	(12,153)	—	(4,890)
Interest expense, net	—	—	—	(8,867)	(8,867)
Depreciation and amortization expense	1,277	1,286	5,879	710	9,152
Proportionate share of losses of joint ventures	—	—	—	(148)	(148)
Income tax benefit	—	—	—	(5,083)	(5,083)
Goodwill	33,860	20,843	19,339	—	74,042
Capital expenditures for additions to long-lived assets	879	1,160	11,621	1,244	14,904
Total assets	63,274	54,921	149,852	30,653	298,700

[1] Intercompany revenues have been eliminated in the Federal Services and Commercial Services segments. Revenues by segment represents revenues earned based on third party billings to customers.

d) Business Concentrations

The Company's revenues are derived primarily from subcontracts and utility companies through a combination of DOE contractors and subcontractors. During the years ended December 31, 2002, 2001 and 2000, revenues from DOE contractors and subcontractors represented approximately 50%, 44%, and 44% of consolidated revenues, respectively. No commercial customer represented more than 10% of consolidated revenues for the years ended December 31, 2002, 2001, and 2000.

Accounts receivable and costs and estimated earnings in excess of billing on uncompleted contracts relating to DOE contractors and subcontractors amounted to $8,900 and $6,539 at December 31, 2002 and $17,544 and $18,792 at December 31, 2001, respectively.

The CPD segment is primarily reliant upon a single provider for its burial services for both customer and secondary waste disposal.

(18) Commitments and Contingencies

(a) Leases

The Company has several noncancellable leases which cover real property, machinery and equipment, and certain manufacturing facilities. Such leases expire at various dates with, in some cases, options to extend their terms. Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and through operating costs incurred by the lessor. Rent expense was $3,588, $5,715, and $5,338 for the years ended December 31, 2002, 2001, and 2000, respectively. The Company has certain capital leases for equipment.

The following is a schedule of future minimum annual lease payments for all operating and capital leases with initial or remaining lease terms greater than one year at December 31, 2002:

	Operating	Capital
2003	$ 3,348	$ 349
2004	2,670	160
2005	1,930	126
2006	805	59
2007	115	—
Thereafter	1	—
Future minimum lease payments	$ 8,869	694
Less: portion representing interest		63
Less: current portion of capital lease obligation		315
Long-term portion of capital lease obligation		$ 316

The long-term portion of capital lease obligation is included in other noncurrent liabilities in the accompanying consolidated balance sheets.

(b) Financial Assurance Instruments

The Company is required to post, from time to time, financial assurance instruments to meet contractual obligations. In addition, the Company has entered into certain indemnification agreements with the providers of the surety instruments, which would require funding if the Company failed to perform under the contracts being insured and the surety bond issuer was obligated to make payment to the insured parties. As of December 31, 2002, the Company had outstanding assurance instruments of $16,831, which expire at the respective contract completion dates, and is not in default or material breach of any contract that requires the financial assurance.

Notes to Consolidated Financial Statements

December 31, 2002, 2001, 2000 (in thousands of dollars, except per share amounts)

(c) Legal Proceedings

In May 2000, Toxgon Corporation ("Toxgon") filed a complaint for patent infringement against BNFL, Inc. ("BNFL") and the Company in the U.S. District Court for the Eastern District of Washington. In the complaint, Toxgon alleged, among other things, that BNFL and the Company infringed the claims of one of its U.S. patents. In August 2000, BNFL and the Company, in lieu of filing an answer, filed a motion to dismiss Toxgon's complaint for lack of subject matter jurisdiction. In September 2002, the District Court granted BNFL's and the Company's motion to dismiss.

Toxgon filed a Notice of Appeal in the Ninth Circuit in October 2000. The issue on appeal was whether the District Court erred in dismissing the case for lack of subject matter jurisdiction. The Ninth Circuit transferred the case to the United States Court of Appeals for the Federal Circuit ("CAFC") in March 2002. In December 2002, the CAFC vacated the District Court's dismissal for lack of subject matter jurisdiction and remanded the action to the District Court for further proceedings. Toxgon filed an amended complaint in the District Court in November 2002, prior to the decision from the CAFC. The Company's answer to the amended complaint was filed on January 30, 2003. The Company believes that Toxgon's claims are frivolous and without merit.

On June 22, 2001, the Company and two of its executive officers were sued in Federal District Court in Baltimore, Maryland by an individual stockholder on behalf of himself and other similarly situated stockholders of the Company. The putative class action suit alleges that certain statements and information included in the Company's press releases and in the periodic reports filed by it with the Securities and Exchange Commission contained materially false and misleading information in violation of the Federal securities laws. The Company filed a motion to dismiss the complaint. In response, the plaintiff filed an amended complaint which mooted the Company's motion to dismiss. The Company then filed a motion to dismiss the amended complaint, which the plaintiff opposed. In orders dated April 26, 2002, the District Court granted the motion to dismiss in its entirety and entered judgment in favor of the Company and the executive officers. On or about May 24, 2002, the plaintiff filed a notice of appeal. The appeal is currently pending in the United States Court of Appeals for the Fourth Circuit. The parties have completed their briefing and oral arguments are expected to be heard in May 2003. On December 2, 1999, the Company's wholly owned subsidiary, Scientific Ecology Group, Inc. ("SEG") (now named Duratek Services, Inc.), was named as a defendant in an adversary proceeding in the United States Bankruptcy Court for the District of Massachusetts. The Chapter 11 Trustee, on behalf of the debtor Molten Metal Technology, Inc. ("MMT") and its creditors, filed an adversary "Complaint to Avoid Fraudulent Transfer" naming as defendants Viacom Inc., the successor to CBS Corporation and Westinghouse Electric Corporation ("Westinghouse"), and SEG. The complaint alleges that the sale of Westinghouse's interest in a joint venture to MMT resulted in a fraudulent conveyance. The primary allegations against SEG are that MMT's release of SEG from obligations to pay $8 million to equalize capital expenditures and additional amounts for MMT's share of profits, and MMT's assumption of at least $1.5 million of SEG's liabilities, are avoidable because MMT did not receive reasonably equivalent value for the transfers. The complaint purports to state four bankruptcy and five common law counts. The Company intends to vigorously contest MMT's allegations on the basis that MMT did in fact receive reasonably equivalent value for its transfers. In addition, the Company may have a right of indemnification from Westinghouse pursuant to the relevant purchase agreement. It is too early in the litigation to provide an accurate assessment of the Company's liability, if any. Westinghouse has agreed to assume all litigation costs associated with the defense of the case, but has reserved the right to challenge the Company's claim for indemnification for any settlement or judgment that may arise from the case. Westinghouse has moved to dismiss the complaint filed by the Chapter 11 Trustee. While Westinghouse's motion to dismiss was pending, the Chapter 11 Trustee sought to amend its complaint and that motion was granted. After the amended complaint was filed, Westinghouse filed a motion to dismiss the common law counts and the Court granted that motion.

In addition, from time to time, the Company is a party to litigation or administrative proceedings relating to claims arising from its operations in the normal course of business. Management of the Company, on the advice of counsel, believes that the ultimate resolution of such litigation or administrative proceedings currently pending against the Company is unlikely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations or financial condition.

(19) Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2002				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 69,424	$72,100	$72,837	$77,175	$291,536
Operating income	5,864	8,242	7,677	7,036	28,819
Net income	2,460	4,131	3,903	3,271	13,765
Income per common share:					
Basic	$ 0.16	$ 0.28	$ 0.27	$ 0.22	$ 0.92
Diluted	0.13	0.22	0.20	0.17	0.72

	Year Ended December 31, 2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 65,864	$73,616	$66,737	$72,956	$279,173
Operating income (loss)	371	7,119	4,248	(5,010)	6,728
Net income (loss)	(1,576)	2,348	921	(4,799)	(3,106)
Income (loss) per common share:					
Basic	$ (0.15)	$ 0.15	$ 0.04	$ (0.38)	$ (0.34)
Diluted	(0.15)	0.13	0.04	(0.38)	(0.34)

Independent Auditors' Report

The Board of Directors and Stockholders
Duratek, Inc.:

We have audited the consolidated balance sheets of Duratek, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duratek, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002.

KPMG LLP

Baltimore, Maryland
February 28, 2003

NOTES

Directors, Officers, and Corporate Data

Directors

Daniel A. D'Aniello [1,3]
Chairman of the Board, Duratek, Inc.
Managing Director, The Carlyle Group

Robert E. Prince[1]
President and Chief Executive Officer, Duratek, Inc.

Earle C. Williams [2]
Retired President and Chief Executive Officer,
BDM International, Inc.

Admiral James D. Watkins [3]
Former Secretary of Energy
Former Chief of Naval Operations

George V. McGowan [2]
Former Chairman and Chief Executive Officer,
Baltimore Gas & Electric

Dr. Francis J. Harvey [1,2,3]
Former Chief Operating Officer,
Industries & Technologies Group,
Westinghouse Electric Corporation

Officers

Daniel A. D'Aniello
Chairman of the Board

Robert E. Prince
President and Chief Executive Officer

Robert F. Shawver
Executive Vice President and Chief Financial Officer

Craig T. Bartlett
Vice President, Treasurer, and Assistant Secretary

William M. Bambarger, Jr.
Controller

Diane R. Brown
Corporate Secretary

C. Paul Deltete
Senior Vice President

William R. Van Dyke
Senior Vice President

Regan E. Voit
Senior Vice President

Michael F. Johnson
Senior Vice President

Thomas E. Dabrowski
Senior Vice President

Diane L. Leviski
Vice President

Willis W. Bixby, Jr.
Vice President

Carol Fineagan
Vice President

David S. Carlson
Vice President

1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Compensation Committee

Independent Auditors
KPMG LLP
111 South Calvert Street, Suite 2500
Baltimore, Maryland 21202

Corporate Counsel
Hogan & Hartson L.L.P.
111 South Calvert Street, Suite 1600
Baltimore, Maryland 21202

Registrar and Transfer Agent
ComputerShare Investor Services, LLC
P.O. Box A3504
Chicago, Illinois 60690-3504
phone: 800-942-5909

Investor Relations Director
Diane R. Brown
phone: 410-312-5100
fax: 410-290-9112
email: investor@duratekinc.com

Annual Meeting
The annual shareholders' meeting of Duratek, Inc. will be held on May 14, 2003, at 10:30 a.m. at the corporate headquarters of Duratek, 10100 Old Columbia Road, Columbia, Maryland 21046. All shareholders are cordially invited to attend.

Stock Information
Nasdaq National Market Symbol: DRTK
Market Price Range of Common Stock

Quarter	High	Low
2002		
Fourth	$9.71	$5.9
Third	$7.5	$5.31
Second	$7.15	$4.8
First	$5.09	$2.77
2001		
Fourth	$7.6	$3.91
Third	$6.15	$4
Second	$5.15	$2.5
First	$8	$2.625

Form 10-K
Shareholders may obtain a copy of Duratek, Inc.'s 10-K free of charge by writing to:
Diane R. Brown
Corporate Secretary
Duratek, Inc.
10100 Old Columbia Road
Columbia, Maryland 21046

Company Profile

52-week trading range	$9.71 - $4.27
Shares outstanding (as of 03/17/03)	13,529,220
Headquarters	Columbia, MD
Number of employees	1,300

Design and Writing: A.M.Roe and Bob Gray **Printing:** Printing Corporation of America

Duratek Headquarters
10100 Old Columbia Road
Columbia, Maryland 21046
phone 410.312.5100
www.duratekinc.com


DRTK
NASDAQ